

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 13, 2018

Michael H. Braun
Chief Executive Officer
FedNat Holding Company
14050 N.W. 14th Street, Suite 180
Sunrise, FL 33323

      Re: FedNat Holding Company
          Registration Statement on Form S-3
          Filed June 6, 2018
          File No. 333-225464

Dear Mr. Braun:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-3

Incorporation of Certain Documents by Reference, page 21

1. Please incorporate by reference your Current Reports on Form 8-K filed on January 3, January 29, February 22, March 2, and May 29, 2018. Refer to Item 12(a)(2) of Form S-3.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate

Michael H. Braun
FedNat Holding Company
June 13, 2018
Page 2

time for us to review any amendment prior to the requested effective date of the registration statement.

   Please contact Ada D. Sarmento at 202-551-3798 or Erin Jaskot at 202-551-3442 with any questions.

                  Division of Corporation Finance
                  Office of Healthcare & Insurance

cc: Nina S. Gordon, P.A.